September 25, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Gary Newberry
Kevin Kuhar
Lauren Hamill
Suzanne Hayes

Re:	Radiopharm Theranostics Limited
Amendment No. 4 to Registration Statement on Form 20FR12B
Filed September 9, 2024
File No. 001-41621

Ladies and Gentlemen:

On behalf of Radiopharm Theranostics Limited (the “Company”), we are providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated September 16, 2024, with respect to Amendment No. 4 to the Company’s Registration Statement on Form 20-F that was filed on September 9, 2024.

The Company is concurrently filing Amendment No. 5 to its Registration Statement on Form 20-F, which includes changes made in response to the Comments and certain other changes (the “Amendment No. 5”).

Set forth below is the Company’s response to the Comments, which for your convenience we have incorporated into this response letter. Capitalized terms used in this response letter but not otherwise defined in this response letter shall have the meanings set forth in Amendment No. 5.

Amendment No. 4 to Registration Statement on Form 20FR12B

Item 4. Information on the Company, page 23

1.	We note your revisions to pages 23 and 72 in response to prior comment 1. Please further revise to disclose the number of ordinary shares Lantheus Omega has the right to purchase under the terms of the options issued in August 2024.

The Company respectfully advises that it has revised the disclosure on pages 23 and 72.

Operating and Financial Review and Prospects, page 44

2.	You disclose on page 45 that the significant increase in your Research and development expenses was due to expenses incurred to conduct your clinical trials related to the development of RAD101, RAD202 and RAD204, and expenses related to the clinical programs developed by Radiopharm Ventures. Given the 79% increase, please revise to address the following regarding this increase in Research and development expenses:

●	Disclose the extent to which you track Research and development expenses by product candidate. If you do not track any expenses by product candidate, disclose that fact. For amounts that are tracked by product candidate, revise to provide a breakdown by product candidate.

●	For any amounts that are not tracked by product candidate, provide a breakdown by type or nature of expenses such that the total reconciles to the line item for each period presented.

The Company respectfully advises that it has revised the disclosure on page 45.

Item 6. Directors, Senior Management and Employees, page 51

3.	Please revise the disclosure pertaining to Dimitris Voliotis to clearly indicate his business experience for the past five years. In this regard, we note that you have not included applicable dates or ranges from which investors can discern his principal occupations and employment during such time period as you have for your other executives.

The Company respectfully advises that it has revised the disclosure on page 51.

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Please feel free to contact me on +61 403 292 589 (in your late afternoon or early evening, given the time zone difference with Sydney) or email andrew.reilly@rimonlaw.com.

Very truly yours,

/s/ Andrew Reilly

Andrew Reilly
Partner